[DECHERT LLP LETTERHEAD]

July 15, 2011

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Exchange Traded Funds Trust
File Nos. 333-160877 and 811-22320

Dear Sir or Madam:

Included herewith for filing on behalf of Russell Exchange Traded Funds Trust (the “Trust”), pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, is one copy of Post-Effective Amendment No. 12 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment contains one prospectus for four of the series of the Trust and one combined statement of additional information.

Pursuant to Rule 485(a)(2), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 75 days after filing. No fees are required in connection with this filing. Please contact me at (617) 728-7133 or John V. O’Hanlon at (617) 728-7111 with any comments or questions concerning this Amendment. Thank you in advance for your consideration.

Very truly yours,

/s/ Jessica Howell
Jessica Howell

cc:	John V. O’Hanlon
Mary Beth Rhoden